

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 15, 2008

Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank, Johannesburg, 2196
South Africa

   Re: **Sasol Limited**
     Form 20-F for the Year Ended June 30, 2007
     Filed November 21, 2007
     Response letter dated March 11, 2008
     File No. 1-31615

Dear Ms. Ramon:

  We have reviewed your response letter and filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. After reviewing your response, we may raise additional comments.

Form 20-F for the Year Ended June 30, 2007

General

1. Please confirm that in all future filings you will include, to the extent applicable, the disclosure requested below.

Operating and Financial Review and Prospects, page 126

2. We note your response to the first bullet of our prior comment 3. Please provide the disclosure set forth in the third paragraph of the first bullet of your response to this comment regarding your building into planned projects your experience in regard to the shortage in the availability and competence of engineering resources.

3. We note your responses to the second bullet of our prior comment 3 and our prior comment 4. Discuss the reasons for the unplanned outages at Sasol Synfuels, the

duration of the outages, the steps Sasol Synfuels is taking to address the reasons for the outages, and an estimation of costs of remediation, to the extent material.

4.   We note your responses to the third and fourth bullets of our prior comment 3 concerning the 20% production capacity expansion of your Synfuels business and Project Mafutha. Provide the costs of the pre-feasibility and feasibility studies undertaken to date relating to these projects and the budget for these studies or other activity regarding these projects for the next fiscal year. Provide the current project schedules.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director